Hogan & Hartson llp 111 South Calvert Street Suite 1600 Baltimore, MD 21202 +1.410.659.2700 Tel +1.410.539.6981 Fax www.hhlaw.com
March 20, 2009
BY EDGAR AND FACSIMILE
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Martek Biosciences Corporation
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed December 29, 2008 File Number: 000-22354
Dear Mr. Rosenberg:
This letter is in response to your letter dated March 5, 2009 to Mr. Peter L. Buzy, Chief Financial Officer of Martek Biosciences Corporation (“Martek” or the “Company”), regarding comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the Fiscal Year Ended October 31, 2008.
On behalf of the Company, we respectfully submit the following responses of the Company with respect to each comment contained in the March 5, 2009 letter. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response of the Company. The statement requested by the Staff is enclosed with this letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and the Use of Estimates Revenue Recognition, page 39
1.	Please revise to disclose your return policy for product sales and, if applicable, the balance of your sales return allowance for each period presented. Disclose how you estimate sales returns and allowances and discuss any significant changes in the balance.
The Company advises the Staff that based on the terms and conditions to each sale, it is only upon a failure to meet the agreed-upon product specifications that a customer would possess a right to return products they have ordered and received. Martek maintains a quality control function which tests products for compliance with these agreed-upon specifications prior to shipment limiting the instances of non-compliance. Furthermore, in order to take advantage of such right, the customer must notify the Company of its intent to return products within 15 days of its receipt of such products.

Mr. Jim Rosenberg
March 20, 2009

Historically, total product returns by Martek’s customers have been rare and insignificant (0.3%, 0.6% and 0.2% of product revenues in fiscal years 2008, 2007 and 2006, respectively). Because of the short period for accepting returns, the Company is able to account for product returns in the same period as the initial receipt by the customer by reversing the original sale in connection with the preparation of the financial statements. For example, if a customer received product on October 30, 2009, but informed the Company of their intent to return on November 5, 2009, the Company would reverse the sale in the 2009 fiscal year. As a result of following this practice, no allowance for sales returns is provided at period end. As noted above, the Company believes this to be appropriate based upon the following:
•	Martek employs an extensive quality control process prior to the delivery of its products to the customer. The Company carefully evaluates all products prior to shipping in order to ensure that the product meets the agreed-upon specifications. Upon meeting such criteria, a “certificate of analysis” that confirms the shipment has been tested by an analytical laboratory and meets the required specifications is generated and delivered with the shipment. Therefore, the risk that a customer would determine that the delivered product received does not meet these objective specifications is remote.
•	The customer notification of a product return must occur within 15 days of product receipt. As such, this acceptance period falls within the time period in which the Company is finalizing its standard financial close and any pending return is recognized through a reduction in revenue in the same reporting period in which the revenue was recognized.
If, in the future, the Company’s return policy is modified to allow for a longer period of time or the Company noted a significant increase in product returns, the Company would update its accounting for such returns. In future filings, in the discussion of the Company’s “Revenue Recognition” policy, the Company will include the following disclosure:
“The Company’s terms of sale allow for limited rights of return with such rights based solely on compliance with agreed-upon product specifications. Such returns have historically not been material.”
The Company supplementally notes that given the rights of return provided to customers, its revenue recognition policies are structured to comply with paragraph 6 of SFAS 48 “Revenue Recognition When Right of Return Exists.” As such, revenue from the Company’s product sales is recognized at the time of sale, as all of the following conditions are met:
a.	The seller’s price to the customer is substantially fixed or determinable at the date of sale — Product pricing is firmly established for all sales through customer purchase orders. Such customer pricing is generally based upon executed customer supply agreements or published price lists.
b.	The buyer has paid the seller, or the customer is obligated to pay the seller and the obligation is not contingent on resale of the product — Upon shipment to the customer, the buyer is obligated to pay for the products ordered. Martek’s customers do not possess the right to delay payment for products ordered until they have sold to their end customers. Payment terms for the Company’s products generally range from 30 to 50 days.

Mr. Jim Rosenberg
March 20, 2009

c.	The customer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product — Title and the risk and rewards of ownership pass to the Company’s customers upon shipment of the product. Sale of the product is recognized when the product is shipped.
d.	The customer acquiring the product for resale has economic substance apart from that provided by the seller — All of the Company’s customers have the economic substance to finance their operations apart from the proceeds of the sale of the Company’s product to their end customers. Approximately 80% of the Company’s product sales in fiscal 2008 were generated by sales to Mead Johnson Nutritionals, Abbott Laboratories, Nestle, Wyeth and Danone, all of which are large, multinational companies.
e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the customer — After delivery to the customer, the Company has no future performance obligations with respect to the delivered product.
f.	The amount of future returns can be reasonably estimated — As noted above, due to the terms of sale, the Company’s estimate of future probable returns can be reasonably estimated and have historically been immaterial.
Results of Operations
Income Tax Provision (Benefit), page 42
2.	Please expand your disclosure to identify the net operating loss carryforwards that were previously fully reserved and discuss the specific factors in 2007 that impacted your determination that these deferred tax assets were more likely than not to be realized.
The Company determines the need for a valuation allowance of its deferred tax assets through an assessment of the four sources of taxable income: a) future reversals of existing taxable temporary differences; b) taxable income in prior carryback years, c) tax planning strategies and d) future taxable income exclusive of reversing temporary differences and carryforwards.
Prior to fiscal 2007, the Company had net operating loss carryforwards (NOLs) with a related deferred tax asset value totaling $18.2 million whose realizability was not considered more-likely-than-not. However, in fiscal 2007, Martek concluded that it was more-likely-than-not that such NOLs were realizable. In reaching this more-likely-than-not conclusion, Martek primarily relied upon projections of future taxable income. Specifically, the projections prepared indicated that all of the Company’s Federal NOLs would be fully utilized and thus, the associated income tax benefits would be realized by the end of its fiscal 2011. With respect to these projections, the Company believed that increased reliance could now be placed thereon based on the following recent events and factors:
•	The signing of a sole-source supply agreement with Martek’s second largest infant formula customer in the fourth quarter of fiscal 2007. This agreement along with a sole- source supply agreement signed with Martek’s largest infant formula customer in 2006, secured revenues through at least 2011 from customers who represented almost 60% of the Company’s fiscal 2007 revenues;

Mr. Jim Rosenberg
March 20, 2009

•	Favorable patent litigation verdicts in the fourth quarter of fiscal 2007 and the continued patent protection associated with all of Martek oils which further assist in securing future revenues through 2011 and beyond;
•	Martek’s ability to achieve its forecasted operating results in both fiscal 2006 and fiscal 2007, thereby enabling reliance on the Company budgeting process and forecasted results for fiscal years 2008 through 2011
•	Three years cumulative pre-tax income.
Based on this aforementioned positive evidence and the enhanced ability of the Company to rely on its financial projections, the Company concluded that it was more-likely-than-not that the $18.2 million of deferred tax assets associated with the NOLs noted above would be realizable and therefore reversed their related valuation allowance. The reversal of the valuation allowance resulted in an income tax benefit of approximately $10.8 million related to NOLs generated from operations and a decrease to goodwill of approximately $7.4 million related to NOLs acquired from OmegaTech in 2002.
In response to the Staff’s request, the Company proposes that for future filings, which include a discussion of the fiscal 2007 deferred tax asset valuation allowance reversal, the Company’s related disclosure will be as follows:
“During fiscal 2007, it was determined that certain net operating loss carryforwards, whose related deferred tax asset had previously been fully reserved, were more likely than not to be realized. This determination was made based upon the Company’s projection of future taxable income which, it was concluded, had less uncertainty due to longer histories and certain recently-executed contractual arrangements with its customer base. This valuation allowance reversal resulted in an income tax benefit of approximately $10.8 million related to NOLs generated from operations and a decrease to goodwill of approximately $7.4 million related to NOLs acquired from OmegaTech in 2002.”

Mr. Jim Rosenberg
March 20, 2009

Item 15. Exhibits and Financial Statement Schedules
3.	We note that you lease laboratory, technical and administrative space in Columbia, Maryland that appears to include the company’s headquarters. Please file the underlying lease agreement for this property as an exhibit to your filing or provide an analysis for why the lease is not required to be filed under Item 601(b)(10)(ii)(D) of Regulation S-K.
In response to the Staff’s comment, please note that the Company analyzed the terms of the lease for its laboratory, technical and administrative space in Columbia, Maryland to assess its materiality under Item 601(b)(10)(ii)(D) of Regulation S-K at the time of preparing its Annual Report on Form 10-K. As part of that review, the Company considered that the lease provides for future minimum rental payments of approximately $1 million per year through 2011, compared with total operating expenses of approximately $90 million in 2008. Furthermore, the Company considered that the space it occupies in Columbia, Maryland does not have particularly unique characteristics, and believes that it could readily reproduce the laboratory, technical and administrative space in other general office space if that was required. The Company also believes that there is replacement office space at comparable prices in the nearby area if the lease was terminated prior to its stated term. As a result of the Company’s review, the Company concluded that the lease is not material for purposes of Item 601(b)(10)(ii)(D) of Regulation S-K, including from a financial or operational standpoint. Therefore, the Company determined that the lease need not be filed as an exhibit to its periodic reports.
* * * *
Please direct any questions, comments and advice of the Commission Staff to Michael J. Silver at 410-659-2741 or William I. Intner at 410-659-2778.
Sincerely,

/s/ Michael J. Silver Michael J. Silver

cc:	Peter L. Buzy, Martek Biosciences Corporation Jeffrey Riedler, SEC Assistant Director Bryan Pitko, SEC Staff Attorney Dana Hartz, SEC Staff Accountant Dan Abbott, SEC Review Accountant

Statement of Martek Biosciences Corporation
March 20, 2009
Re: Martek Biosciences Corporation
Form 10-K for the Fiscal Year Ended October 31, 2008
Filed December 29, 2008 File Number: 000-22354
Martek Biosciences Corporation (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
MARTEK BIOSCIENCES CORPORATION

By:	/s/ Peter L. Buzy Peter L. Buzy Chief Financial Officer